Exhibit 99.4
AMICAS TO ACQUIRE EMAGEON
CUSTOMER FREQUENTLY ASKED QUESTIONS
AMICAS, Inc | 20 Guest Street | Suite 400 | Boston, MA 02135 | 800.490.8465 | http://www.amicas.com

1.	Why is AMICAS seeking to acquire Emageon?

Emageon is an organization with a mission and goals very similar to those of AMICAS – to be the leading, independent provider of image and information management systems to healthcare providers. While AMICAS and Emageon have pursued this mission with different strategies, we believe those strategies and the businesses are highly complementary. We believe that bringing the two businesses together will create an undisputed independent leader in image and information management with over 1,000 customers!

The combined businesses will bring together the best employees, customers, and solutions in image and information management – including radiology PACS, radiology information systems, cardiology PACS, cardiovascular information systems, referring physician tools, business intelligence tools, enterprise content management systems, and revenue cycle management systems.

Highlights regarding our combined business:
•	Our combined business will have over 1,000 customers!

•	Our combined business will span the entire continuum of imaging customers – from large radiology practices, like Radiology Limited (Tucson, AZ), all the way to prestigious institutions such as The Johns Hopkins Hospital (Baltimore, MD).

•	Our combined business will have a comprehensive portfolio of image and information management solutions for both radiology and cardiology.
The AMICAS cornerstones of Customer Success and Innovation will continue to drive our day-to-day operations at AMICAS!

2.	What does this mean for me as an existing AMICAS customer?

All AMICAS customers will benefit from a business that has greater scale – this means expanded capabilities and experience for development, professional services, and customer support.

You can expect AMICAS to continue to invest heavily in things like customer support, professional services, research and development, and account management. Rest assured that your existing investment with AMICAS is safe – and we look forward to continuing to ensure that you realize your goals and objectives as a partner with AMICAS!

3.	I noticed the press release said the acquisition was “expected to close in Q2.” What does this mean? Is this acquisition official?

Both Emageon and AMICAS are publicly held companies. As a result, there are many steps required to bring the two businesses together. The announcement today is significant in that it means that the combination has been approved by the boards of directors at both companies and that all of the major legal and business terms have been agreed upon. That said, there are a number of additional steps that must take place in the next 30-90 days in order to secure tenders from Emageon shareholders, per SEC regulations.

We’re very confident that the steps required by the SEC will be successful and we are pushing to bring the businesses together as quickly as possible.

4.	How will Emageon fit within AMICAS?
AMICAS, Inc | 20 Guest Street | Suite 400 | Boston, MA 02135 | 800.490.8465 | http://www.amicas.com

We‘ll move quickly to bring Emageon and AMICAS together. There won’t be an “Emageon” division of AMICAS. There will be ONE AMICAS: one team, one plan, one mission. This acquisition is a fairly significant acquisition for a business of our size, so it will take time and a lot of hard work. We expect the integration to be substantially complete in the weeks following the closing and fully complete within 180 days.

5.	How much product overlap is there between the companies? Which products are we going to continue using going forward?

There is remarkably little product overlap between the companies. The core products at AMICAS include radiology PACS, radiology information systems, revenue cycle management solutions, referring physician solutions, and business intelligence solutions. The core products at Emageon include radiology PACS, cardiology PACS, cardiovascular information systems, and enterprise content management systems. The only product overlap is with radiology PACS – the other solutions are already highly complementary to one another.

The radiology PACS solutions from both AMICAS and Emageon will continue to be sold, deployed, supported, and maintained – both solutions are robust offerings with very happy customers!

6.	Do you have any plans to discontinue products from either AMICAS or Emageon?

No.

7.	How does this impact my existing support and/or deployment?

You should expect “business as usual” from AMICAS. Our phone system, Web site, and staff all remain the same!

8.	Who is running AMICAS?

The AMICAS Board of Directors remains in place and Stephen Kahane MD remains the president, chief executive officer, and chairman of AMICAS.

9.	I’ve really grown to appreciate the updates and upgrades from AMICAS from a product point of view. Should I expect any change to the product release schedules?

No! We’re going to continue to invest aggressively in things like research and development, customer support, account management, and many other tools to help you realize your goals and objectives.

10.	How does this acquisition impact the AMICAS National Client Conference (ANCC)?

It doesn’t! We’re looking forward to seeing many of you in Amelia Island, FL, in a few weeks.
At the time the tender offer is commenced, a subsidiary of AMICAS intends to file with the SEC and mail to Emageon’s stockholders a Tender Offer Statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents, and Emageon intends to file with the SEC and mail to its stockholders a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction. These documents will contain important information about AMICAS, Emageon, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available. Investors and security holders will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by AMICAS and Emageon through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations departments of AMICAS or Emageon.
AMICAS, Inc | 20 Guest Street | Suite 400 | Boston, MA 02135 | 800.490.8465 | http://www.amicas.com